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Ms. Laura Hatch
Mr. James O'Connor
U.S. Securities and Exchange Commission Room 5302, Mail Stop 5-6 450 Fifth Street, N.W.
Washington, D.C. 20549

RE: ISI Strategy Fund, Inc., Total Return U.S. Treasury Fund, Inc., Managed Municipal Fund, Inc. and North American Government Fund, Inc.

Dear Ms. Hatch:

Each of ISI Strategy Fund Shares, ISI Total Return U.S. Treasury Fund Shares, ISI Managed Municipal Fund Shares, and ISI North American Government Bond Fund Class A and Class C Shares (each a "Fund") filed a Post-Effective Amendment to its Registration Statement with the Securities and Exchange Commission (the "SEC") on December 30, 2004 as follows:

----------------------------------------------------------- ----------------------- ---------------------------------
                           FUND                                 POST-EFFECTIVE              ACCESSION NUMBER
                                                                  AMENDMENT
----------------------------------------------------------- ----------------------- ---------------------------------
ISI Strategy Fund, Inc.                                               9             0001275125-04-000455
----------------------------------------------------------- ----------------------- ---------------------------------
Total Return U.S. Treasury Fund, Inc.                                 23            0001275125-04-000458
----------------------------------------------------------- ----------------------- ---------------------------------
Managed Municipal Fund, Inc.                                          19            0001275125-04-000457
----------------------------------------------------------- ----------------------- ---------------------------------
North American Government Bond Fund, Inc.                             17            0001275125-04-000456
----------------------------------------------------------- ----------------------- ---------------------------------

Following below is a summary of the comments of the SEC staff (the "Staff") to the filings and each Fund's responses to the comments. Defined terms used below have the same meanings as in the applicable Fund's prospectus included in filings referenced above.

The changes to each Fund's prospectus and statement of additional information as described below will be included in a Post-Effective Amendment to be filed on February 28, 2005 pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended.

                                    * * * * *

ISI STRATEGY FUND SHARES - PROSPECTUS

COMMENT: In the section entitled "Investment Summary - Objective and Strategies" state the maturity range of the Treasury Securities in which the Fund may invest. If the Fund may invest in Treasury Securities with a range of maturities, state that fact.


FORUM FINANCIAL GROUP, LLC TWO PORTLAND SQUARE PORTLAND, MAINE 04101 TEL 207 879 1900 FAX 207 822 6688

RESPONSE:   In  the  section  entitled   "Investment  Summary  -  Objective  and
Strategies," we have added disclosure that the Fund may purchase Treasury Securities of varying maturities.

COMMENT:   In  the  section  entitled   "Investment   Summary  -  Objective  and
Strategies," describe how the Fund's portfolio is allocated between common stocks and Treasury Securities.

RESPONSE: We have enhanced the section entitled "Investment Summary - Objective and Strategies" by adding the following disclosure:

          "Under normal market conditions, The Fund will invest its assets in a ratio of:

          o approximately 80% common stocks to 20% Treasury Securities when an aggressive strategy is deemed warranted,
          o approximately 60% common stocks to 40% Treasury Securities when a neutral strategy is deemed warranted, and
          o approximately 40% common stocks to 60% Treasury Securities when a conservative strategy is deemed warranted,

          When the Advisor expects the environment to be more favorable to financial assets, to have low inflation, declining interest rates and rising corporate profits, the Fund would move towards a heavier weighting in equities along with long maturity Treasuries. Conversely, when the Advisor anticipates a defensive environment for financial assets, where rising interest rates are expected, the Fund will move towards a heavier weighting in fixed income with an emphasis on maturities of five years or less."

This  disclosure is similar to the disclosure  already  contained in the section
entitled  "Investment  Program  -  Investment   Objective,   Policies  and  Risk
Considerations."

COMMENT:   In  the  section  entitled   "Investment   Summary  -  Objective  and
Strategies," add disclosure explaining the process by which the Sub-Adviser will attempt to match the return of the Wilshire 5000, plus 1-2%.

RESPONSE: We have enhanced the section entitled "Investment Summary - Objective and Strategies" by adding the following disclosure:

          "To accomplish this, LA Capital uses a quantitative model to select a sampling of stocks contained in the Wilshire 5000. With this model, LA Capital constructs the Fund's equity portfolio so that its market capitalization and industry sector weightings closely resemble that of the Wilshire 5000, but, where the model suggests, LA Capital varies sector weightings in an effort to provide enhanced returns."

This  disclosure is similar to the disclosure  already  contained in the section
entitled  "Investment  Program  -  Investment   Objective,   Policies  and  Risk
Considerations."

COMMENT:   In  the  section  entitled   "Investment   Summary  -  Objective  and
Strategies," add small- and mid-capitalization risk disclosure, if applicable.

RESPONSE: We have enhanced the section entitled "Investment Summary - Objective and Strategies" by adding the following risk disclosure:

          "SPECIFIC RISKS OF SMALL-AND MEDIUM-SIZED COMPANIES Because investing in small- and medium-sized companies can have more risk than investing in larger, more established companies, an investment in the Fund may have the following additional risks:

          o analysts and other investors typically follow these companies less actively and information about these companies is not always readily available;
          o securities of many small-and medium-sized companies are traded in the over-the-counter markets or on a regional securities exchange potentially making them thinly traded, less liquid and their prices more volatile than the prices of the securities of larger companies;
          o changes in the value of small- and medium-sized company stocks may not mirror the fluctuation of the general market; and o more limited product lines, markets and financial resources make these companies more susceptible to economic or market setbacks;

         For these and other reasons, the prices of the securities of small and medium capitalization companies can fluctuate more significantly than the securities of larger companies. The smaller the company, the greater effect these risks may have on that company's operations and performance."

This disclosure has also been added to the section entitled  "Investment Program
- Investment Objective, Policies and Risk Considerations."

COMMENT: In the section entitled "Investment Summary - Objective and Strategies," add interest rate risk disclosure as well as risk disclosure regarding how changes in interest rates effect the value of debt securities with short - and long - term maturities.

RESPONSE: We have enhanced the section entitled "Investment Summary - Objective and Strategies" by adding the following risk disclosure:

          "INTEREST RATE RISK. The value of the Shares can be expected to increase during periods of falling interest rates and decrease during periods of rising interest rates.

          MATURITY RISK. Longer-term debt securities are generally more volatile (i.e. experience greater price fluctuations). Therefore, price fluctuations will generally be greater at times when the Fund holds a larger amount of longer-term Treasury Securities."

Similar disclosure is also included in the section entitled  "Investment Program
- Investment Objective, Policies and Risk Considerations."

COMMENT: In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations, add disclosure regarding the conditions under which the Advisor will employ an aggressive strategy, a neutral strategy and a conservative strategy and describe how such determination is made.

RESPONSE: We have enhanced the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations" by adding the following disclosure:

          "When the Advisor expects the environment ahead to be more favorable to financial assets, to have low inflation, declining interest rates and rising corporate profits, the Fund will move towards the more aggressive strategy. Conversely, when the Advisor anticipates a defensive environment for financial assets, where rising interest rates are expected, the Fund will move towards the more conservative strategy. A neutral strategy would be employed in scenarios with more mixed news, in between the aggressive and defensive environments."

Similar disclosure was also added to the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations."

COMMENT: In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," add disclosure regarding the conditions under which the Fund will have a relatively short average maturity or a relatively long average maturity.

RESPONSE: We have enhanced the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations" by adding the following disclosure:

          "If the market environment is defensive and rising interest rates and weak corporate earnings are expected, the Fund may invest in securities with shorter-term maturities. Conversely, in an aggressive market environment of low inflation, declining interest rates and rising corporate profits, the Fund may invest in securities with longer-term maturities."

COMMENT: In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," it is stated that the Advisor manages the Treasury Securities in the Fund's portfolio with a view toward, first, a high level of total return with relative stability of principal and, second, high current income. Explain how Treasury Securities provide high total return and income.

RESPONSE: The Fund believes that the prospectus already provides adequate disclosure regarding how high total return and current income can be achieved through investments in Treasury Securities. Market volatility can offer the potential for high income and high return. In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," the prospectus states that the Advisor will seeks to achieve high total return and current income through Treasury Securities by considering, in addition to yield, opportunities for capital gain and appreciation that could result from interest rate changes. For example, if the

Fund's portfolio has a long average maturity, it will look to generate capital gains plus income on portfolio securities when interest rates fall.

COMMENT: In the section entitled "The Fund's Net Asset Value," list the types of securities in which the Fund invests that are more likely to require fair valuation, if applicable.

RESPONSE: We have enhanced the section entitled "The Fund's Net Asset Value" by adding the following disclosure:

          "The Fund's investment in securities of small- and medium-sized capitalization companies are more likely to require a fair value determination because they are more thinly traded and less liquid than the securities of larger capitalization companies."

COMMENT: In the section entitled "How to Buy Shares - Limitations on Frequent Purchases," state whether the Fund is susceptible to market timing and why, if applicable.

RESPONSE: It is my understanding that the Fund's portfolio composition reduces the possibility for market timing opportunities.

COMMENT: In the section entitled "How to Redeem Shares - Other Redemption Information," rephrase the final sentence to state " Redemption proceeds may not be available until your check has cleared or up to ten days, whichever is earlier."

RESPONSE: In the section entitled "How to Redeem Shares - Other Redemption Information," we have revised the final sentence as requested.

ISI TOTAL RETURN U.S. TREASURY FUND SHARES - PROSPECTUS

COMMENT: In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," it is stated that the Advisor manages the Treasury Securities in the Fund's portfolio with a view toward, first, a high level of total return with relative stability of principal and, second, high current income. Explain how Treasury Securities provide high total return and income.

RESPONSE: The Fund believes that the prospectus already provides adequate disclosure regarding how high total return and current income can be achieved through investments in Treasury Securities. Market volatility can offer the potential for high income and high return. In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," the prospectus states that the Advisor will seeks to achieve high total return and current income through Treasury Securities by considering, in addition to yield, opportunities for capital gain and appreciation that could result from interest rate changes. For example, if the Fund's portfolio has a long average maturity, it will look to generate capital gains plus income on portfolio securities when interest rates fall.

COMMENT: In the section entitled "The Fund's Net Asset Value," list the types of securities in which the Fund invests that are more likely to require fair valuation, if applicable.

RESPONSE: The Fund only invests in U.S. Treasury Securities and in repurchase agreements fully collateralized by U.S. Treasury Securities. These securities are not likely to be subject to fair valuation.

COMMENT: In the section entitled "How to Buy Shares - Limitations on Frequent Purchases," state whether the Fund is susceptible to market timing and why, if applicable.

RESPONSE: The Fund's portfolio of U.S. Treasury Securities and repurchase agreements fully collateralized by U.S. Treasury Securities. The composition of the Fund's portfolio does not make the Fund susceptible to market timing activity.

COMMENT: In the section entitled "How to Redeem Shares - Other Redemption Information," rephrase the final sentence to state " Redemption proceeds may not be available until your check has cleared or up to ten days, whichever is earlier."

RESPONSE: In the section entitled "How to Redeem Shares - Other Redemption Information," we have revised the final sentence as requested.

ISI MANAGED MUNICIPAL FUND SHARES - PROSPECTUS

COMMENT: In the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations," add disclosure regarding the conditions under which the Fund will have a relatively short average maturity or a relatively long average maturity.

RESPONSE: We have enhanced the section entitled "Investment Program - Investment Objective, Policies and Risk Considerations" by adding the following disclosure:

         "If the market environment is defensive and rising interest rates and weak corporate earnings are expected, the Fund may invest in securities with shorter-term maturities. Conversely, in an aggressive market environment of low inflation, declining interest rates and rising corporate profits, the Fund may invest in securities with longer-term maturities."

COMMENT: In the section entitled "The Fund's Net Asset Value," list the types of securities in which the Fund invests that are more likely to require fair valuation, if applicable.

RESPONSE: The Fund principally invests in tax-free municipal obligations. These securities are not likely to be subject to fair valuation.

COMMENT: In the section entitled "How to Buy Shares - Limitations on Frequent Purchases," state whether the Fund is susceptible to market timing and why, if applicable.

RESPONSE: The Fund's portfolio of principally tax-free municipal obligations. The composition of the Fund's portfolio does not make the Fund susceptible to market timing activity.

COMMENT: In the section entitled "How to Redeem Shares - Other Redemption Information," rephrase the final sentence to state " Redemption proceeds may not be available until your check has cleared or up to ten days, whichever is earlier."

RESPONSE: In the section entitled "How to Redeem Shares - Other Redemption Information," we have revised the final sentence as requested.

ISI NORTH AMERICAN GOVERNMENT BOND FUND CLASS A AND CLASS C SHARES - PROSPECTUS

COMMENT: In the section entitled "The Fund's Net Asset Value," list the types of securities in which the Fund invests that are more likely to require fair valuation, if applicable.

RESPONSE: We have enhanced the section entitled "The Fund's Net Asset Value" by adding the following disclosure:

          "The Fund may invest in foreign securities and foreign securities are more likely to require fair valuation than domestic securities because circumstances may arise between the close of the market on which the securities trade and the time as of which the Fund values its portfolio securities, which may affect the value of such securities."

COMMENT: In the section entitled "How to Buy Shares - Limitations on Frequent Purchases," state whether the Fund is susceptible to market timing and why, if applicable.

RESPONSE: The Fund invests at least 80% of its net assets in a portfolio of bonds issued or guaranteed by the governments of the U.S., Canada and Mexico. The composition of the Fund's portfolio does not make the Fund susceptible to market timing activity.

COMMENT: In the section entitled "How to Redeem Shares - Other Redemption Information," rephrase the final sentence to state " Redemption proceeds may not be available until your check has cleared or up to ten days, whichever is earlier."

RESPONSE: In the section entitled "How to Redeem Shares - Other Redemption Information," we have revised the final sentence as requested.

STATEMENT OF ADDITIONAL INFORMATION - TOTAL RETURN U.S. TREASURY FUND SHARES

COMMENTS: Clarify the date on which the Board most recently approved the Investment Advisory Agreement. The most recent approval date noted is September 24, 2003.

RESPONSE: The disclosure has been amended to reference September 24, 2004, the most recent date the Investment Advisory Agreement was approved by the Board.

STATEMENTS OF ADDITIONAL INFORMATION - ALL FUNDS

COMMENT: Add the date of the prospectus on the cover page of each Statement of Additional Information.

RESPONSE: The date of each Fund prospectus is now included on the cover page of the corresponding Statement of Additional Information.

COMMENT: Enhance the section entitled "Portfolio Holdings" to include the following information: (1) a list of entities, including Fund service providers, that receive portfolio holdings information prior such information being available to the public ("Entities"); (2) under what conditions is such information provided to such Entities; and (3) the policies and procedures maintained to help prevent conflicts of interests between the Entities and Fund shareholders due to the availability of portfolio holdings information to such Entities.

RESPONSE: The section entitled "Portfolio Holdings" in each SAI has been revised to include the following disclosure:

          "Portfolio holdings of the Fund are disclosed to the public on a quarterly basis in forms required to be filed with the SEC. Portfolio holdings as of the end of the Fund's semi-annual fiscal periods are reported to the SEC on Form N-CSR within 60 days of the end of each such period. Portfolio holdings as of the end of the first and third fiscal quarters are reported to the SEC on Form N-Q within 60 days of the end of such period. You may request a list of the Fund's portfolio holdings as contained in its latest Form N-Q or Form N-CSR by contacting the Transfer Agent at (800) 882-8585.

          In addition, certain service providers to the Fund such as the Fund's investment adviser, administrator, custodian, fund accountant, independent accountants, legal counsel, and transfer agent may, for legitimate business purposes, receive portfolio holdings information before it is released to the public in order to provide the services they are contractually obligated to render to the Fund. The portfolio holdings information is released to these service providers on an as needed basis pursuant to conditions of confidentiality contained in applicable service agreements and/or attorney/auditor-client privileges. The service providers do not pay the Fund compensation in return for receiving portfolio holdings disclosure.

          The Fund's Chief Compliance Officer monitors the Fund's compliance with its portfolio holdings disclosure policy and annually requests and reviews information regarding the identity of each service provider that receives information regarding Fund portfolio holdings prior to public dissemination, the frequency with which the service provider receives such information and the business purpose for which the disclosure is made. This oversight is designed to help ensure that portfolio holdings disclosure to service providers prior to public dissemination is in the best interests of Fund shareholders. The Chief Compliance Officer also provides an annual report to the Board on, among other things, the Fund's administration of and compliance with its portfolio disclosure policy."

                                    * * * * *

          In connection with responding to the Staff's comments, we acknowledge that:

          o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
          o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
          o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 822-6680.


Very truly yours,


/s/ Leslie K. Klenk

Leslie K. Klenk
Senior Vice President and Counsel, Fund Services
LESLIE.K.KLENK@CITIGROUP.COM